WILLIAM L. HUGHES	September 30, 2015	EMAIL WHUGHES@FENWICK.COM Direct Dial (415) 875-2479

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director
Brian Cascio, Accounting Branch Chief
Mary Beth Bresllin, Senior Attorney
Geoffrey Kruczek, Senior Attorney
Julie Sherman, Senior Accountant

Re:	Adesto Technologies Corporation
Registration Statement on Form S-1
Filed September 14, 2015
File No. 333-206940

Ladies and Gentlemen:

Further to our telephone conversation on September 29, 2015, we are submitting, on behalf of our client, Adesto Technologies Corporation (the “Company”), this letter to supplement the response to Comment 20 (the “Prior Response”) contained in the Company’s letter, dated September 25, 2015, submitted in response to the comments of the staff of the Commission (the “Staff”) with respect to the Registration Statement on Form S-1 (File No. 333-206940) initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission on May 14, 2015 and initially filed by the Company with the Commission on September 14, 2015 (the “Registration Statement”). Capitalized terms not defined herein, including the code “[A5],” have the meanings ascribed to such terms in the Prior Response.

The Company supplementally advises the Staff that the “dual track” strategy mentioned in the Prior Response had been under discussion since January 2015 when the Company first solicited proposals from multiple investment banks to act as underwriters in connection with the Company’s initial public offering (“IPO”). In January 2015, in light of the execution risks associated with conducting an IPO for an enterprise of the Company’s size and the trend of consolidation in the semiconductor industry, Needham & Company, LLC (“Needham”) proposed that the Company look at all the options to maximize value for the Company’s shareholders, including an IPO and a sale transaction. The Company was specifically advised to make an initial filing of its Draft Registration Statement and then engage in an informal process to determine whether or not a suitable acquisition bid for the Company could be obtained. While the Company’s preferred outcome was an IPO, the Company recognized that the risks of completing an IPO would be significant and believed that, for an enterprise of its size, a sale transaction might be more likely than an IPO and could represent a compelling outcome for the Company and its shareholders. Needham advised that the submission of the Draft Registration Statement would serve both outcomes by completing an important regulatory step for the IPO and improving the Company’s negotiating position relative to potential bidders. The Company accepted its investment banker’s advice and thereafter invested its efforts on

United States Securities and Exchange Commission

Division of Corporation Finance

September 30, 2015

completing the initial submission of its Draft Registration Statement on May 14, 2015. Subsequent to the initial submission of the Draft Registration Statement, on June 5, 2015, the Company and Needham entered into an engagement agreement under which Needham would act as financial advisor to the Company, with the primary objective of finding a suitable buyer for the Company. From that point through the time at which the Company made its initial public filing of the Registration Statement on September 14, 2015, the Company and its advisors ran an informal process of initiating discussions or meeting with potential bidders and responding to their due diligence requests.

Under the circumstances described above, in April 2015, based on the Company’s progress toward completion of its IPO process, the Company’s board of directors determined that the PWERM allocation methodology should be utilized to allocate the Company’s aggregate equity value to its common stock for the Q1’15 Valuation Report. Under the PWERM, the Company allocated its aggregate equity value to its common stock based on IPO scenarios as well as non-IPO outcomes. The PWERM was utilized to estimate the fair value of the common stock as of March 31, 2015 using the following scenario probabilities: IPO scenarios with a 20% probability of an IPO occurring prior to August 31, 2015 and a 20% probability of an IPO occurring prior to March 31, 2016; and sale scenarios with a 25% probability of a sale occurring prior to October 31, 2015 and a 15% probability of a sale occurring prior to May 31, 2016. In addition, the Company assigned a 20% probability to an orderly liquidation prior to December 31, 2016. The Company then reduced the results of the PWERM by a 10% to 15% discount for lack of marketability, which it then determined the grant-date fair value of its common stock to be $0.10 per share (or $[A5] per share after giving effect to the Reverse Stock Split) as of March 31, 2015. As discussed in the Prior Response, the inclusion of the sale scenarios had a significant impact on the determination of the grant-date fair value due to the significantly lower value common shareholders would receive under those scenarios. By way of further background, the reason for this outcome for common shareholders was the impact of the liquidation preferences of the preferred shareholders in the sale context.

In light of the Staff’s comment, the Company performed a sensitivity analysis to determine the impact of a change in the percentage likelihood of an IPO on the grant-date fair market value of its common stock at March 31, 2015. The Company supplementally advises the Staff that allocating the probability of an IPO to 75% by August 31, 2015 and a sale to 25% by October 31, 2015 would have increased the fair market value to $0.20 per share and increasing the probability of an IPO to 100% by August 31, 2015 would have increased the fair market value to $0.26 per share.

Additionally, the Company respectfully submits for the Staff’s consideration the following summary of the impact on its consolidated financial statements of using an assumed value for its common stock on April 29, 2015 of $0.20 per share and $0.30 per share.

United States Securities and Exchange Commission

Division of Corporation Finance

September 30, 2015

	Three months ended June 30, 2015
	$	% of Revenue
	(dollars in thousands)
Revenue	10,600	100%
Stock-based compensation expense at a grant-date fair value per share of:
$0.10	16	0.15
$0.20	51	0.48
$0.30	91	0.86

* * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2479 or, in my absence, Mark Leahy at (650) 335-7682.

Sincerely,

/s/ William L. Hughes

William L. Hughes

cc:	Via E-mail

Narbeh Derhacobian

Ron Shelton

Gabriella Lombardi, Esq.

Mark A. Leahy, Esq.